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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 6)(1)

                            MCK COMMUNICATIONS, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (TITLE OF CLASS OF SECURITIES)

                                    581243102
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                                 (CUSIP NUMBER)

                            033 ASSET MANAGEMENT, LLC
                           125 HIGH STREET, SUITE 1405
                           BOSTON, MASSACHUSETTS 02110
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            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                      TO RECEIVE NOTICE AND COMMUNICATIONS)

                               - with copies to -

                           MICHAEL G. TANNENBAUM, ESQ.
                    TANNENBAUM HELPERN SYRACUSE & HIRSCHTRITT
                          900 THIRD AVENUE - 13TH FLOOR
                            NEW YORK, NEW YORK 10022
                                 (212) 508-6700

                               SEPTEMBER 26, 2003
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             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

                  Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.



---------------
1        The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 6 Pages


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  CUSIP No.    581243102                                   Page 2 of 6 Pages
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1.        NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          033 ASSET MANAGEMENT, LLC
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2.        CHECK THE APPROPRIATE BOX IF A  GROUP*                          (a)
                                                                          (b)
          INAPPLICABLE
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3.        SEC USE ONLY



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4.        SOURCES OF FUNDS

          WC, PF
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5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)



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6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE, USA
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    NUMBER OF        7.    SOLE VOTING POWER                   0
      SHARES        ------------------------------------------------------------
  BENEFICIALLY       8.    SHARED VOTING POWER                 0
    OWNED BY        ------------------------------------------------------------
      EACH           9.    SOLE DISPOSITIVE POWER              0
    REPORTING       ------------------------------------------------------------
   PERSON WITH      10.    SHARED DISPOSITIVE POWER            0

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11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON                                     0
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12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES *

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13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11     0
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14.       TYPE OF REPORTING PERSON*

          OO
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!



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CUSIP No.    581243102                                         Page 3 of 6 Pages
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ITEM 1  SECURITY AND ISSUER

         Title of Class of Securities

                  Common stock $.001 par value per share (the "Shares")

         Name and Address of Issuer

                  MCK Communications, Inc. (1)
                  117 Kendrick Street
                  Needham, Massachusetts 02494

         (1) On September 26, 2003 the Issuer's shareholders approved a merger (the "Merger") with Verso Technologies, Inc., a Minnesota corporation having an address at 400 Galleria Parkway, Suite 300, Atlanta, Georgia 30339 ("Verso"). Upon consummation of the Merger, the Issuer will be merged into Verso (which shall be the surviving corporation) and each Share will automatically be exchanged for 0.8517 shares of Verso common stock, par value $.01 per share (the "Verso Shares").

ITEM 2  IDENTITY AND BACKGROUND

(a)      033 Asset Management, LLC (the "Manager")

(b)      125 High Street, Suite 1405
         Boston, Massachusetts 02110

(c)      The Manager serves as an investment manager to investment vehicles.

(d) - (e) During the last five years, neither the Manager nor any of its principals, nor any family members of principals of the Manager who own, directly or beneficially, shares of the Issuer, to the best of its, his or her knowledge, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of the foregoing was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Delaware, USA



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CUSIP No.    581243102                                         Page 4 of 6 Pages
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ITEM 3  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Manager is the investment manager of (i) 033 Growth Partners I, L.P., (ii) 033 Growth Partners II, L.P., (iii) Oyster Pond Partners, L.P. and (iv) 033 Growth International Fund, Ltd. (together, the "Funds"). Upon the consummation of the Merger, the aggregate 2,648,025 Shares that the Manager caused the Funds to purchase from their respective working capital will be exchanged for an aggregate of 2,255,323 Verso Shares.

Upon the consummation of the Merger, an aggregate of 221,420 Shares owned directly or beneficially by principals of the Manager and their family members, which were purchased with their personal funds, will be exchanged for an aggregate of 188,583 Verso Shares. The Manager disclaims any beneficial interest in these shares.

ITEM 4  PURPOSE OF TRANSACTION

The Manager intends to evaluate the business and business prospects of the Issuer and its present and future interest in, and intentions with respect to, the Issuer, and in connection therewith may from time to time consult with management and other shareholders of the Issuer.

Other than as described above, the Manager does not have any plans or proposals, which would result in any of the following:

         (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the Issuer;

         (f) any other material change in the Issuer's business or corporate structure;

         (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;


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CUSIP No.    581243102                                         Page 5 of 6 Pages
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         (h)  causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

         (i) causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)  any action similar to any of those enumerated above.

ITEM 5  INTEREST IN SECURITIES OF THE ISSUER

         (a)-(b) Prior to the consummation of the Merger, the Manager may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 2,648,025 Shares owned by the Funds, principals of the Manager and their family members, representing approximately 13.88% of the Issuer's outstanding shares (based upon 20,679,479 Shares outstanding as of September 18, 2003, as reported on the Issuer's latest Quarterly Report on Form 10-Q).

         Upon consummation of the Merger, the Manager may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 2,255,323 shares of Verso common stock to be owned by the Funds, principals of the Manager and their family members. This amount represents approximately 2.0% of the outstanding Verso Shares (based upon (x) 96,005,118 Verso Shares outstanding as of August 12, 2003, as reported on Verso's latest Quarterly Report on Form 10-Q, plus (y) the 17,612,712 Verso Shares to be exchanged, upon consummation of the Merger, for the outstanding Shares (based upon 20,679,479 Shares outstanding as of September 18, 2003, as reported on the Issuer's latest Quarterly Report on Form 10-Q).

         The Manager disclaims any economic interest or beneficial ownership of the shares covered by this Statement.

         (d)  None.

         (d)  Inapplicable.

         (e)  Inapplicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER


                  None.


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CUSIP No.    581243102                                         Page 6 of 6 Pages
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ITEM 7  MATERIAL TO BE FILED AS EXHIBITS


                  None.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              September 29, 2003
                                              ----------------------------------
                                                           (Dated)

                                              /s/ Lawrence C. Longo
                                              ----------------------------------
                                                         (Signature)

                                              Chief Operating Officer
                                              ----------------------------------
                                                            (Title)